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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 5)
 RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

Xueda Education Group
(Name of the Issuer)

Xueda Education Group
Xiamen Insight Investment Co., Ltd.
Xueda Acquisition Limited
Rubin Li
Goodor Corporation
Xin Jin
Golden Section Holding Corporation
Jinbo Yao
Nihao China Corporation
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0001 per share
American Depositary Shares, each representing two Ordinary Shares
(Title of Class of Securities)

98418W109
(CUSIP Number)

Ross Warner Xueda Education Group A-4 Xibahe Beili Chaoyang District, Beijing 100028 The People's Republic of China +86-10-6427-8899	Wang Yin Xiamen Insight Investment Co., Ltd. 1438 Hongqiao Road, Shanghai The People's Republic of China +86-21-6401-9890	Hao Ji
Xueda Acquisition Limited
c/o International Corporation Services Ltd.
PO Box 472, 2nd Floor, Harbour Place,
103 South Church Street, George Town
KY1-1106, Grand Cayman, Cayman Islands
+86-138-1851-3740

Rubin Li Goodor Corporation c/o Xueda Education Group A-4 Xibahe Beili Chaoyang District, Beijing 100028 The People's Republic of China +86-10-6427-8899	Xin Jin Golden Section Holding Corporation c/o Xueda Education Group A-4 Xibahe Beili Chaoyang District, Beijing 100028 The People's Republic of China +86-10-6427-8899	Jinbo Yao Nihao China Corporation c/o Xueda Education Group A-4 Xibahe Beili Chaoyang District, Beijing 100028 The People's Republic of China +86-10-6427-8899

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Tim Gardner, Esq. Weil, Gotshal & Manges 29th Floor, Alexandra House 18 Chater Road, Central Hong Kong +852-3476-9000	Kathryn King Sudol, Esq. Simpson Thacher & Bartlett 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong +852-2514-7600	Charles C. Comey, Esq. Michael O'Bryan, Esq. Morrison & Foerster LLP 755 Page Mill Road Palo Alto, CA 94304 U.S.A. +1 (650) 813-5600	David Zhang, Esq. Jesse Sheley, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower, The Landmark 15 Queen's Road, Central Hong Kong +852-3761-3300

This statement is filed in connection with (check the appropriate box):

☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐
The filing of a registration statement under the Securities Act of 1933.
☐
A tender offer
☒
None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

		Page
Item 15	Additional Information	1
Item 16	Exhibits	2

INTRODUCTION

        This Amendment No. 5 (this "Final Amendment") to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Xueda Education Group, an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands (the "Company"), the issuer of the ordinary shares, par value $0.0001 per share (each, a "Share" and collectively, the "Shares"), including the Shares represented by the American depositary shares, each representing two Shares ("ADSs"); (b) Xiamen Insight Investment Co., Ltd., a joint stock company established and existing under the laws of the People's Republic of China ("Parent"); (c) Xueda Acquisition Limited ("Merger Sub"), an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent formed solely for the purpose of effecting the merger contemplated under the Merger Agreement (defined below) (the "Merger"); (d) Mr. Rubin Li, the chairman of the board of directors of the Company ("Mr. Li"); (e) Goodor Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Li; (f) Mr. Xin Jin, a director and the chief executive officer of the Company ("Mr. Jin"); (g) Golden Section Holding Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Jin; (h) Mr. Jinbo Yao, a director of the Company ("Mr. Yao"); and (i) Nihao China Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Yao, Mr. Li, Mr. Jin and Mr. Yao are each referred to herein as a "Founder" and collectively the "Founders." Mr. Li, Goodor Corporation, Mr. Jin, Golden Section Holding Corporation, Mr. Yao and Nihao China Corporation are each referred to herein as a "Founder Party" and collectively as the "Founder Parties." Parent and the Founder Parties are each referred to herein as a "member of the Buyer Group" and collectively as the "Buyer Group." The Founders, each through his wholly-owned PRC investment company, have entered into share purchase agreements, to be effective pending the conditions set forth therein, to purchase newly-issued shares of Parent for cash pursuant to a proposed private placement of Parent's shares which is expected to close after the completion of the Merger.

        This Transaction Statement relates to the agreement and plan of merger (the "Merger Agreement") dated as of July 26, 2015, by and between Parent and the Company, as joined by Merger Sub pursuant to a joinder agreement dated as of October 30, 2015.

        This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement.

        All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person.

Item 15    Additional Information

        On June 3, 2016, the Company filed and registered the plan of merger with the Cayman Islands Registrar of Companies pursuant to which plan the Merger became effective on June 3, 2016. As a result of the Merger, the Company ceased to be a publicly traded company and became wholly owned by Parent.

        At the effective time of the Merger, each Share, other than (a) Shares beneficially owned by the Company or its subsidiaries, (b) any Shares, including Shares held by Citibank, N.A., in its capacity as ADS depositary (the "ADS depositary") in respect of ADSs, reserved (but not yet allocated) by the Company for issuance by the Company upon exercise by the holders of any option or the exercise by the holders of any restricted share unit to receive Shares, or the conversion by the holders of any restricted share unit to Shares, and (c) Shares ("Dissenting Shares") owned by holders who have validly exercised and not effectively withdrawn or lost their right to dissent from the Merger pursuant to

Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the "Cayman Companies Law") (Shares described under (a) through (c) above are collectively referred to herein as the "Excluded Shares"), was cancelled and ceased to exist in exchange for the right to receive $2.75 in cash per Share without interest payable in accordance with the procedures set forth in the Merger Agreement. As each ADS represents two Shares, each ADS issued and outstanding immediately prior to the effective time of the Merger, other than ADSs representing Excluded Shares, will represent the right to receive $5.50 in cash per ADS without interest (less a cancellation fee of $0.05 per ADS pursuant to the terms of the deposit agreement, dated as of November 5, 2010, by and among the Company, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder (the "ADS deposit agreement")), which will be distributed by the ADS depositary to the holders of such ADSs net of any applicable withholding taxes. The Excluded Shares (other than Dissenting Shares) were cancelled for no consideration. Dissenting Shares were cancelled and each holder thereof was entitled to receive only the payment of the fair value of such Dissenting Shares held by such holder determined in accordance with the provisions of the Cayman Companies Law.

        In addition, at the effective time of the Merger, the Company terminated its 2009 Share Incentive Plan and any relevant award agreements with respect thereto, and each option, restricted share unit and restricted share granted under the 2009 Share Incentive Plan that is outstanding, whether or not vested, and whether or not exercisable or convertible for Shares, as applicable, was cancelled. Each option holder will, in consideration for such cancellation, be paid promptly and no later than five business days after the effective time of the Merger, a cash amount equal to (i) the excess, if any, of $2.75 over the exercise price of each option then held by such holder, multiplied by (ii) the number of Shares underlying such option, provided that if the exercise price of such option is equal to or greater than $2.75, such option was cancelled without payment of any consideration.

        Furthermore, each holder of restricted share units or restricted shares that were cancelled at the effective time of the Merger will, in consideration for such cancellation, be paid as soon as reasonably practicable following the effective time of the Merger, a cash amount equal to $2.75 multiplied by the number of Shares underlying such restricted share units or restricted shares.

        As a result of the Merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange (the "NYSE"), and the Company will cease to be a publicly traded company. The Company has requested the NYSE to file an application on Form 25 with the SEC to remove the ADSs from listing on the NYSE and withdraw registration of the Shares under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company will suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company's reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16    Exhibits

  (a)
  (1)  Proxy Statement of the Company dated October 30, 2015 (the "proxy statement").

  (2)
  Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

  (3)
  Proxy Card, incorporated herein by reference to the proxy statement.

  (4)
  Depositary's Notice, incorporated herein by reference to the proxy statement.

  (5)
  ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.

    (6)
    Press Release issued by the Company, dated July 27, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on July 27, 2015.

  (b)
  Not applicable

  (c)
  (1)  Opinion of Lazard Asia (Hong Kong) Limited, dated July 25, 2015, incorporated herein by reference to Annex B of the proxy statement.

  (2)
  Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated July 25, 2015.

  (d)
  (1)  Agreement and Plan of Merger, dated as of July 26, 2015, by and among the Company and Parent incorporated herein by reference to Annex A to the proxy statement.

  (2)
  English translation of the Termination Agreement, dated as of July 26, 2015, by and among Xueda Education Group, Xiamen Insight Investment Co., Ltd., Xuecheng Century (Beijing) Information Technology Co., Ltd., Beijing Xueda Information Technology Co., Ltd., Xin Jin, Rubin Li, Jinbo Yao, Changyong Zhu, Qiang Deng, Junhong Pu, Yafei Wang, Zhaoming Chai and Junbo Song, incorporated herein by reference to Annex E to the proxy statement.

  (3)
  English translation of the form of Equity Transfer Agreement, to be entered into by Xiamen Insight Investment Co., Ltd and each of the shareholders of Xueda Information Technology Co., Ltd., respectively, upon satisfaction of certain conditions pursuant to the Termination Agreement, incorporated herein by reference to Appendix II of Annex E to the proxy statement.

  (4)
  Support Agreement, dated as of July 26, 2015, by and among Xiamen Insight Investment Co., Ltd., Rubin Li, Goodor Corporation, Xin Jin, Golden Section Holding Corporation, Jinbo Yao and Nihao China Corporation, incorporated herein by reference to Annex F to the proxy statement.

  (5)
  Limited Guarantee, dated as of July 26, 2015, by Tsinghua Unigroup Ltd. in favor of the Company, incorporated herein by reference to Annex G to the proxy statement.

  (6)
  English translation of the Share Purchase Agreement, dated as of July 26, 2015, between Xiamen Insight Investment Co. Ltd. and Xizang Leyun Investment Co. Ltd., incorporated herein by reference to Annex H to the proxy statement.

  (7)
  English translation of the Share Purchase Agreement, dated as of July 26, 2015, between Xiamen Insight Investment Co. Ltd. and Xizang Guduo Investment Co., Ltd., incorporated herein by reference to Annex I to the proxy statement.

  (8)
  English translation of the Share Purchase Agreement, dated as of July 26, 2015, between Xiamen Insight Investment Co. Ltd. and Xizang Kejin Investment Co., Ltd., incorporated herein by reference to Annex J to the proxy statement.

  (f)
  (1)  Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.

  (2)
  Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

  (g)
  Not applicable.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: June 3, 2016

XUEDA EDUCATION GROUP
By:	/s/ CHEUNG KIN AU-YEUNG Name: Cheung Kin Au-Yeung Title: Independent Committee Chairman
XIAMEN INSIGHT INVESTMENT CO., LTD.
By:	/s/ HAO JI Name: Hao Ji Title: Director
XUEDA ACQUISITION LIMITED
By:	/s/ HAO JI Name: Hao Ji Title: Director
RUBIN LI
/s/ RUBIN LI Rubin Li
GOODOR CORPORATION
By:	/s/ RUBIN LI Name: Rubin Li Title: Director
XIN JIN
/s/ XIN JIN Xin Jin
GOLDEN SECTION HOLDING CORPORATION
By:	/s/ XIN JIN Name: Xin Jin Title: Director
JINBO YAO
/s/ JINBO YAO Jinbo Yao
NIHAO CHINA CORPORATION
By:	/s/ JINBO YAO Name: Jinbo Yao Title: Director

EXHIBIT INDEX

Exhibit Number	Description
(a)-(1)	Proxy Statement of the Company dated October 30, 2015 (the "proxy statement").†
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)	Proxy Card, incorporated herein by reference to the proxy statement.
(a)-(4)	Depositary's Notice, incorporated herein by reference to the proxy statement.
(a)-(5)	ADS Voting Instructions Card, incorporated herein by reference to the proxy statement.
(a)-(6)
Press Release issued by the Company, dated July 27, 2015, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on July 27, 2015.
(b)	Not applicable
(c)-(1)	Opinion of Lazard Asia (Hong Kong) Limited, dated July 25, 2015, incorporated herein by reference to Annex B of the proxy statement.
(c)-(2)	Discussion Materials prepared by Lazard Asia (Hong Kong) Limited for discussion with the independent committee of the board of directors of the Company, dated July 25, 2015.*
(d)-(1)	Agreement and Plan of Merger, dated as of July 26, 2015, by and among the Company and Parent incorporated herein by reference to Annex A to the proxy statement.
(d)-(2)
English translation of the Termination Agreement, dated as of July 26, 2015, by and among Xueda Education Group, Xiamen Insight Investment Co., Ltd., Xuecheng Century (Beijing) Information Technology Co., Ltd., Beijing Xueda Information Technology Co., Ltd., Xin Jin, Rubin Li, Jinbo Yao, Changyong Zhu, Qiang Deng, Junhong Pu, Yafei Wang, Zhaoming Chai and Junbo Song, incorporated herein by reference to Annex E to the proxy statement.
(d)-(3)
English translation of the form of Equity Transfer Agreement, to be entered into by Xiamen Insight Investment Co., Ltd and each of the shareholders of Xueda Information Technology Co., Ltd., respectively, upon satisfaction of certain conditions pursuant to the Termination Agreement incorporated herein by reference to Appendix II of Annex E to the proxy statement.
(d)-(4)
Support Agreement, dated as of July 26, 2015, by and among Xiamen Insight Investment Co., Ltd., Rubin Li, Goodor Corporation, Xin Jin, Golden Section Holding Corporation, Jinbo Yao and Nihao China Corporation, incorporated herein by reference to Annex F to the proxy statement.
(d)-(5)	Limited Guarantee, dated as of July 26, 2015, by Tsinghua Unigroup Ltd. in favor of the Company, incorporated herein by reference to Annex G to the proxy statement.
(d)-(6)
English translation of the Share Purchase Agreement, dated as of July 26, 2015, between Xiamen Insight Investment Co. Ltd. and Xizang Leyun Investment Co. Ltd., incorporated herein by reference to Annex H to the proxy statement.
(d)-(7)
English translation of the Share Purchase Agreement, dated as of July 26, 2015, between Xiamen Insight Investment Co. Ltd. and Xizang Guduo Investment Co., Ltd., incorporated herein by reference to Annex I to the proxy statement.

Exhibit Number	Description
(d)-(8)	English translation of the Share Purchase Agreement, dated as of July 26, 2015, between Xiamen Insight Investment Co. Ltd. and Xizang Kejin Investment Co., Ltd., incorporated herein by reference to Annex J to the proxy statement.
(f)-(1)	Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the proxy statement.
(f)-(2)	Section 238 of the Cayman Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.

†
Previously filed on October 30, 2015.

*
Previously filed on August 24, 2015.